UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9C

(RULE 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

LEAPFROG ENTERPRISES, INC. (Name of Subject Company)

LEAPFROG ENTERPRISES, INC. (Name of Person(s) Filing Statement)
Common Stock, Par Value $0.0001 Per Share (Title of Class of Securities)

52186N106 (CUSIP Number of Class of Securities)

Robert L. Lattuga
Senior Vice President and General Counsel
6401 Hollis Street, Suite 100
Emeryville, CA 94608
(510) 420-5000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John W. Campbell

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

(415) 268-7000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The information set forth in the Current Report on Form 8-K filed by LeapFrog Enterprises, Inc. on February 9, 2016 (including all exhibits attached thereto) is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LeapFrog Enterprises, Inc.

Dated: February 9, 2016	By:	/s/ Raymond L. Arthur
	Name:	Raymond L. Arthur
	Title:	Chief Financial Officer